UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) Of The Securities Exchange Act Of 1934
(Amendment No. 3)

RESONANT INC.

(Name of Subject Company)

RESONANT INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76118L102

(CUSIP Number of Class of Securities)

George B. Holmes

Chief Executive Officer

Resonant Inc.

10900 Stonelake Blvd., Suite 100, Office 02-130

Austin, Texas 78759

(805) 308-9803

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Jonathan Friedman, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Resonant Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2022 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by PJ Cosmos Acquisition Company, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Murata Electronics North America, Inc., a Texas corporation (“Parent” or “Murata”), to purchase all of the issued and outstanding shares of Common Stock of the Company (“Shares”), at a per share purchase price of $4.50, net to the seller in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on February 28, 2022.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 3. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following immediately prior to the section entitled “Forward-Looking Statements”:

“Completion of Offer

On March 25, 2022, the Offer expired as scheduled and was not extended. The Offer expired one minute following 11:59 PM, Eastern Time, on March 25, 2022 (which was the end of the day on March 25, 2022). The Depositary and Paying Agent has advised Parent and Purchaser that as of the expiration of the Offer, a total of  48,005,632 Shares were validly tendered into and not validly withdrawn from the Offer (including 6,440,464 Shares tendered by notice of guaranteed delivery but not yet delivered), representing, together with the Shares owned by Parent and its subsidiaries, approximately 75.57% of the Company’s outstanding Shares. All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment, and will promptly pay for all of the Company’s Shares validly tendered and not validly withdrawn in the Offer.

Following the consummation of the Offer, on March 28, 2022, Parent and Purchaser completed the acquisition of the Company pursuant to the terms of the Merger Agreement, through the merger of Purchaser with and into the Company in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation. At the Effective Time, each issued and outstanding Share not tendered into the Offer, other than Shares held by stockholders who have validly perfected their appraisal rights under Delaware law, Shares held in the treasury of the Company or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time, was automatically cancelled and converted into the right to receive, upon surrender, $4.50 in cash (without interest and subject to deduction for any applicable withholding tax), which is the same price that was paid in the Offer.

The Shares ceased to trade on Nasdaq as of the close of business on March 25, 2022, and the Company has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 on Form 25 to delist and deregister the Shares. Parent and the Company intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2022	Resonant Inc.

	By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer

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